Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

NXT Energy Solutions Inc. (“NXT” or the “Company”) has the following securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”):

Title of each class	Trading symbol	Name of each exchange on which registered
Common Shares	NSFDF	The OTC Markets QB Exchange

This exhibit contains a description of the rights of the holders of common shares. The following summary is subject to and qualified in its entirety by NXT’s articles of incorporation (the “Articles of Incorporation”), by-laws (the “By-Laws”) and by applicable Alberta and Canadian law, particularly the Business Corporations Act (Alberta) (the “ABCA”). This is not a summary of all the significant provisions of the Articles of Incorporation, By-Laws or of Alberta or Canadian law and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in the Company’s annual report on Form 20-F to which this description of securities registered under section 12 of the Exchange Act (the “Description of Securities”) is an exhibit.

Item 9. General

Item 9.A.3 Pre-emptive rights

The Articles of Incorporation permit the issuance of an unlimited number of common shares, and shareholders have no pre-emptive rights in connection with such further issuance.

Item 9.A.5 Type and class of securities

The Company is authorized to issue an unlimited number of common shares, no par value. All common shares are issued in registered form and there are not restrictions on the free transferability of such common shares, except for any transfer restrictions imposed by applicable securities laws.

Item 9.A.6 Limitations or qualifications

Not applicable.

Item 9.A.7 Other rights

Not applicable.

Item 10.B Memorandum and articles of association

Item 10.B.3 Shareholder rights

Dividends

The holders of common shares are entitled to receive any dividend declared by the Board of the Company on the common shares, provided that NXT shall be entitled to declare dividends on any other classes of shares without being obliged to declare dividends on the common shares.

NXT is authorized to issue an unlimited number of preferred shares, issuable in one or more series, none of which are issued and outstanding as of the date hereof. With respect to the payment of dividends, NXT’s preferred shares, if issued, would be entitled to preference over the common shares.

Voting Rights

The holders of common shares are entitled to attend and vote at all meetings of the shareholders of the Company. The directors stand for reelection at the same intervals and cumulative voting is not permitted.

Rights Upon Dissolution

Subject to the rights, privileges, restrictions and conditions attaching to any other class of NXT’s shares, the holders of the common shares are entitled to share equally in such of the Company’s property as is distributable to the holders of common shares. With respect to the distribution of assets or the return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, any preferred shares, if issued, would be entitled to preference over the common shares.

 Redemption Provisions

Not applicable.

Sinking fund provisions

Not applicable.

Capital Calls

Not applicable.

Discrimination provisions

Not applicable.

Item 10.B.4 Changes to shareholder rights

Action Necessary to Change the Rights of Shareholders

NXT’s shareholders can authorize the alteration or amendment of the Articles of Incorporation to create or vary the rights, privileges, restrictions and conditions attached to any of NXT’s shares by passing a special resolution. However, the rights, privileges, restrictions and conditions attached to any class or series of shares may not be amended unless the shareholders holding shares of that class or series to which the right or special right is attached consent by a separate special resolution (subject to certain exceptions for separate class votes). A special resolution means a resolution passed by a majority of not less than two thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting.

Amendments to the By-Laws

NXT’s Board may make, amend or repeal any By-Law that regulates the business or affairs of the Company. If the directors make, amend or repeal a by-law, they are required under the ABCA to submit such action to the shareholders at the next meeting of shareholders and the shareholders may confirm, reject or amend the action by an ordinary resolution. If the action is rejected by the shareholders or if the directors do not submit the action to shareholders at the next shareholder meeting, the action will cease to be effective and no subsequent resolution of the directors to make, amend or repeal a by-law that has substantially the same purpose or effect will be effective until it is confirmed by the shareholders.

Item 10.B.6 Limitations

There are no restrictions on the rights of non-resident or foreign shareholders to hold or exercise voting rights with respect to NXT’s common shares.

Item 10.B.7 Change in control

The Articles of Incorporation and the By-Laws do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves NXT. Notwithstanding this, the Board of directors, under the general powers conferred to it under NXT’s By-Laws, have the authority to approve and invoke a shareholders rights plan that will protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition or control of NXT by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control.

Item 10.B.8 Disclosure of shareholdings

Although applicable securities laws regarding shareholder ownership by certain persons require disclosure, neither the Articles of Incorporation nor the By-Laws provide for any ownership threshold above which shareholder ownership must be disclosed.

Item 10.B.9 Differences in the law

For a discussion of the significant differences of the law applicable to NXT and the law in the US, please see the section entitled ‘PROPOSAL NO. 1: CONTINUANCE OF ENERGY EXPLORATION TECHNOLOGIES AS A CORPORATION ORGANIZED UNDER THE LAWS OF THE PROVINCE OF ALBERTA’ of the Form Def 14A filed at the time of the Company’s continuance from Nevada to Alberta on October 3, 2003.

Item 10.B.10 Changes in capital

The requirements imposed by the Articles of Incorporation governing changes in capital are not more stringent than is required by law.